Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: February 16, 2016

Extraordinary General Meeting – Q&A
16 February 2016

Status update on the merger proposal

1.	When is the transaction expected to be completed?
●	The merger process remains on track and we expect that the transaction will be completed in mid-2016, following associate consultation procedures, shareholder approval and regulatory clearances.

2.	What merger completion requirements have been achieved and which ones are still outstanding?
●	The merger remains on track, and we continue to expect it to be completed by mid-2016.
●	We are pleased to have publicly filed our Joint Merger Proposal on 15 January 2016. This proposal was approved by the Ahold and Delhaize Boards and contains the key terms of the proposed merger.
●	The merger is currently under review by the relevant competition authorities in the U.S. and Europe – we are working closely with these authorities to help bring these reviews to a timely and appropriate resolution.
o	U.S.: Ahold and Delhaize are cooperating fully with the FTC’s review of the merger, which is ongoing.
o	Europe: On 22 October 2015, the European Commission referred the review of the merger filing to the Belgian Competition Authority. Ahold and Delhaize, after completing pre-notification proceedings with the Belgian Competition Authority, submitted the formal notification on 13 January 2016.
o	In addition, we have already received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro.
●	U.S.: The registration statement on Form F-4 filed by Ahold (“F-4”) with the U.S. Securities and Exchange Commission (“SEC”) was declared effective by the SEC on 28 January 2016.
●	Europe: The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten or “AFM”) has approved and published a prospectus filed with the AFM by Ahold (“EU Prospectus”). The EU Prospectus has been passported into Belgium.
●	Each company has called Extraordinary General Meetings (“EGM”), to be held on 14 March 2016, at which their respective shareholders will have the opportunity to vote on the proposal to approve the previously announced merger and related governance matters.
●	Transaction-related materials, including the Joint Merger Proposal, the Articles of Association of the future combined company and the EGM-related materials are available at Delhaize’s website at www.delhaizegroup.com, as well as on www.ahold.com.

3.	Can you provide an update on the ongoing regulatory review process for the merger?
●	The merger is currently under review by the relevant competition authorities in the U.S. and Europe – we are working closely with these authorities to help bring these reviews to a timely and appropriate resolution.
●	It is too early to be definitive on the length of the ongoing reviews by competition authorities, but at this point we have no reason to believe that they will be an impediment to the completion of the merger.
●	In addition, we have already received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro.

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General meeting

4.	When and where will the Delhaize and Ahold Extraordinary General Meetings take place?
●	The Delhaize Group EGM will be held on 14 March 2016 at the Proximus Lounge, Rue Stroobants 51 in 1140 Brussels, Belgium at 2:00 p.m. (CET).
●	The Ahold EGM will be held on 14 March 2016 at the Amsterdam Rai Convention Center in Amsterdam at 2:00 p.m. (CET).

5.	What is the purpose of the Extraordinary General Meetings?
●	At their respective Extraordinary General Meetings, shareholders of Delhaize and Ahold will have the opportunity to vote on the proposal to approve the previously announced merger and related governance matters.

6.	Where can shareholders find information about the specific proposals they need to vote on as part of the Extraordinary General Meetings?
●	The EGM convocation documents and related materials have been published by Ahold and Delhaize on their respective websites at www.ahold.com and www.delhaizegroup.com, as well as on www.adcombined.com.

7.	Do shareholders need to attend their respective Extraordinary General Meetings in person in order to cast their vote?
●	No, shareholders can vote by proxy or by correspondence.
●	The EGM convocation documents and related materials have been published by Delhaize on its website at www.delhaizegroup.com as well as on www.adcombined.com. These materials contain information about voting procedures that shareholders should be aware of.
●	Delhaize ADS holders are not able to attend or vote at the Delhaize EGM (unless they convert their Delhaize ADSs and become a registered holder of the Delhaize ordinary shares underlying such ADSs, as explained below), but may instruct Citibank, N.A., in its capacity as the Delhaize ADS depositary (the “ADS Depositary”) and the registered holder of the Delhaize ordinary shares underlying the ADSs, how to vote the Delhaize ordinary shares underlying the ADSs if they hold their Delhaize ADSs as of 25 January 2016 and as of 11:59 p.m. on 29 February 2016, and they timely complete, sign and deliver an ADS voting instruction card.

8.	Who is entitled to vote at the Delhaize and Ahold EGMs?
●	Delhaize shareholders on record at 11:59 p.m. on 29 February 2016 will be entitled to vote on the proposed merger.
●	Delhaize ADS holders on record as of 25 January 2016 and who continue to hold their Delhaize ADSs at 11:59 p.m. on 29 February 2016 will be entitled to instruct the ADS Depositary how to vote the ordinary shares underlying such holder’s Delhaize ADSs on the proposed merger. Alternatively, as explained further below, Delhaize ADS holders may vote at the extraordinary general meeting directly if they convert their Delhaize ADSs into Delhaize ordinary shares by 3:00 p.m. (New York City time) on 25 February 2016 and become a holder of ordinary shares by 11:59 p.m. on 29 February 2016.

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9.	Are there any special requirements or procedures for Delhaize ADS holders?
●	If you hold Delhaize ADSs as of 25 January 2016 and 11:59 p.m. on 29 February 2016 (and do not convert your Delhaize ADSs and become a registered holder of the Delhaize ordinary shares underlying such ADSs, as explained below), you cannot vote at the Delhaize EGM directly, but may instruct the ADS Depositary how to vote the Delhaize ordinary shares underlying your Delhaize ADSs by completing and signing the ADS voting instruction card that will be distributed to you by the ADS Depositary. The ADS Depositary must receive your instructions no later than 10:00 a.m. (New York City time) on 4 March 2016 in order to ensure the ordinary shares underlying your Delhaize ADSs are properly voted at the Delhaize EGM. If you hold your Delhaize ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold the ADSs if you wish to give voting instructions.
●	Alternatively, if you own Delhaize ADSs, you may able to attend and in certain circumstances vote at the Delhaize EGM directly if you convert your Delhaize ADSs and become a registered holder of the Delhaize ordinary shares underlying your Delhaize ADSs prior to 11:59 p.m. on 29 February 2016. If you wish to convert your Delhaize ADSs, you need to make arrangements to deliver the ADSs to the ADS Depositary for cancellation before 3:00 p.m. (New York City time) on 25 February 2016 together with (a) delivery instructions for the corresponding Delhaize ordinary shares (name and address of person who will be the registered holder of such ordinary shares), and (b) payment of the ADS cancellation fees and any applicable taxes. If you cancel your Delhaize ADSs, you will be unable to give voting instructions to the ADS Depositary (and if you gave voting instructions to the ADS Depositary before cancelling your Delhaize ADSs, such voting instructions will be disregarded) because you are no longer a holder of Delhaize ADSs as of both record dates. If you hold your Delhaize ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to convert the ADSs on your behalf.

10.	Who should shareholders contact if they have any questions about voting procedures for the Extraordinary General Meetings?

●	Delhaize Group has set up a helpline for shareholders:

o	Local Numbers:
o	Amsterdam: 0207038128
o	Brussels: 02 401 2692
o	London: 0207 129 8015
o	New York: 646 851 2948

o	Freephone / Toll-Free Numbers:
o	The Netherlands Toll-Free: 08000232898
o	Belgium Toll-Free: 080070446
o	U.K. Freephone: 0800 012 6782
o	USA Toll-Free: 855 407 6680

o	Laurel Hill – Delhaize Shareholders Helpline
o	New York Local: +1 646 851 2948
o	USA Toll Free Number: +1 855 407 6680

In addition, shareholders can contact Delhaize Group’s Investor Relations team at +32 2 412 21 51 or investor@delhaizegroup.com.

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Shareholdership  – shares – dividend

11.	What will be the equity ownership division among Ahold and Delhaize shareholders after the completion of the merger?
●	After the completion of the merger, Ahold shareholders will have approximately 61% equity ownership in Ahold Delhaize and Delhaize shareholders will have 39%.

12.	How was the exchange ratio determined?
●	Both companies determined that 4.75x was the appropriate exchange ratio for this “merger of equals” transaction.
●	Both companies have provided more detail on how they established this exchange ratio in their respective EGM convocation documents and related materials and, in particular, in their respective Board reports and the Extraordinary general Meeting presentation document.
●	All of these materials are published on their websites at www.ahold.com and www.delhaizegroup.com, as well as on www.adcombined.com.

13.	What will be the target capital structure for Ahold Delhaize?
●	Ahold Delhaize will have a strong pro forma balance sheet and is committed to having an efficient balance sheet while maintaining an investment grade credit rating.
●	As indicated, the Management Board and the Supervisory Board of Ahold Delhaize will, in due course, determine the appropriate capital structure for the company going forward, taking a balanced approach to investing in profitable growth and returning excess liquidity to shareholders.

14.	What is/will happen with respect to the fiscal ruling of 13 October 2015?
●	On 13 October 2015, the Belgian Ruling Commission confirmed that the merger will be tax neutral for Belgian shareholders and, thus, will not trigger any tax on potential capital gains.

15.	Will the stock that Ahold issues in exchange for Delhaize stock be the same as current Ahold stock?
●	Yes.
●	At the completion of the merger, Ahold will exchange any issued or outstanding Delhaize ordinary shares, except for those held in treasury by Delhaize or Ahold, based on a 4.75x exchange ratio. Such an exchange will occur automatically overnight for all shareholders upon completion of the merger.
●	As a result, all Delhaize ordinary shares will automatically be cancelled and will cease to exist.

16.	What should shareholders do with registered shares (actions nominatives)?
●	No specific action is required from them. Their registered shares will automatically be converted into Ahold Delhaize registered shares upon completion of the merger.

17.	What should shareholders do with shares deposited with Belgian and non-Belgian financial intermediaries?
●	No specific action is required from them. Their registered shares will automatically be converted into Ahold Delhaize shares upon completion of the merger.

18.	What should shareholders do with shares that are under usufruct or pledged?
●	No specific action is required from them. The shares that are under usufruct or pledged will automatically be converted into Ahold Delhaize shares upon completion of the merger.

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19.	The new company will have a lot of freely distributable reserves (over €9 billion); will that benefit Belgian shareholders?
●	The pay-out ratio of the new company is set at 40-50% of adjusted net income.
●	Ahold has a long practice of distributing dividends through reserves, and this practice could continue in the future group.
o	As such, the dividend payments will be subject to a 15% withholding tax in The Netherlands and a 27% tax on the net amount in Belgium.
o	As a result, Belgian residents will, in principle, be subject to a 37.95% tax on dividends.
o	However, please note that based on the expected pay-out ratio of 40-50% of adjusted net income, Belgian shareholders in Ahold Delhaize should still receive a higher dividend than they received previously, both at a gross and net level.

20.	Will Delhaize and Ahold shareholders receive a dividend for the year ending 31 December 2015?
●	In line with existing dividend policies and ordinary course of business for each company, it is expected that the shareholders of each company (Ahold and Delhaize) will receive their respective dividends for 2015 prior to the completion of the merger.
●	It is intended that dividends will be declared and approved at the respective Annual General Meetings (“AGM”) of each company in a manner consistent with past practice.
●	In the event that the transaction is completed after the 2016 Ahold AGM but prior to the 2016 Delhaize AGM, Delhaize will be permitted to accelerate the payment of its 2015 dividend so that it is paid to Delhaize shareholders prior to the completion of the transaction.

21.	What dividend policy will Ahold Delhaize adopt going forward?
●	The combined company is expected to adopt a dividend policy with a pay-out ratio of 40-50% of adjusted net income.
●	This is aligned with Ahold’s current dividend policy. For reference, Delhaize’s existing dividend policy consists of a pay-out of approximately 35% of underlying Group share in net profit from continuing operations.

22.	Will shareholders of each company receive dividends and will future dividends be Belgian, as the previous ones, or Dutch?
●	In line with existing dividend policies and ordinary course of business, it is expected that the shareholders of each company (Ahold and Delhaize) will receive their respective dividends for 2015 prior to the completion of the merger.
o	It is intended that these will be declared and approved at the respective Annual General Meetings (“AGM”) in a manner consistent with past practice.
o	In the event that the transaction is completed after the 2016 Ahold AGM but prior to the 2016 Delhaize AGM, Delhaize will be permitted to accelerate the payment of its 2015 dividend so that it is paid to Delhaize shareholders prior to the closing of the transaction.
●	After the completion of the merger, the dividends of the combined company will be paid out by Ahold Delhaize, which will be a Dutch company.
o	As such, the dividend payments will be subject to double taxation (e.g., 15% withholding tax in the Netherlands and 27% tax on the net amount in Belgium). As a result, Belgian resident individuals will in principle be subject to a 37.95% tax on received dividends.
o	However, please note that based on the expected pay-out ratio of 40-50% of adjusted net income, Belgian shareholders in Ahold Delhaize still would receive a higher dividend, both at a gross and net level.

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23.	What will happen to the Belgian and American debt of Delhaize (which is indirectly in our portfolios)?
●	Upon completion of the merger, Ahold Delhaize will assume all assets, liabilities and contractual obligations of Delhaize.

24.	Delhaize shareholders will become shareholders in a Dutch company; will there be a difference?
●	After the completion of the merger, the dividends of the combined company will be paid out by Ahold Delhaize, which will be a Dutch entity.
o	As such, the dividend payments will be subject to a 15% withholding tax in the Netherlands and a 27% tax on the net amount in Belgium. As a result, Belgian residents would, in principle, be subject to a 37.95% tax on dividends.
●	Shareholders’ meetings of Ahold Delhaize will be organized in the Netherlands and, more generally, Ahold Delhaize will be governed by Dutch law. The prospectus published on 1 February 2016 by Ahold outlines the key differences between Belgian and Dutch rules.

Governance - remuneration

25.	What is the proposed governance structure for the combined company?
●	This transaction is structured as a “merger of equals,” which is reflected in the proposed governance structure of the combined company.
●	The company will be governed by a two-tiered Board, consisting of the Supervisory Board and Management Board.
o	The proposed Ahold Delhaize Supervisory Board will consist of 14 members, comprising six members from Ahold and seven from Delhaize. Mats Jansson (currently Chairman of the Delhaize Board of Directors) will serve as the Chairman of the Supervisory Board. Jan Hommen (currently Chairman of the Ahold Supervisory Board) and Jacques de Vaucleroy (currently director on the Delhaize Board of Directors) will serve as Vice Chairmen of the Supervisory Board. In addition Ahold proposes to appoint Mary Anne Citrino as a member of the Supervisory Board.
o	The proposed Ahold Delhaize Management Board will consist of 6 members, comprising three members from Ahold and three members from Delhaize, including CEO Dick Boer (currently CEO of Ahold), Deputy CEO and Chief Integration Officer Frans Muller (currently CEO of Delhaize), CFO Jeff Carr (currently CFO of Ahold), COO Europe Pierre Bouchut (currently CFO of Delhaize), COO USA Kevin Holt (currently CEO/President of Delhaize America) and COO USA James McCann (currently COO of Ahold USA).
●	In addition, the company’s Executive Committee, which will be charged with the day-to-day management of the company, will be comprised of the Management Board members and four additional members, who will report directly to the Ahold Delhaize CEO:
o	Marc Croonen, Chief Sustainability, Transformation & Communications Officer (currently Chief Human Resources Officer of Delhaize).
o	Hanneke Faber, Chief E-Commerce & Innovation Officer (currently Chief Commercial Officer of Ahold).
o	Jan Ernst de Groot, Chief Legal Officer (currently Chief Legal Officer of Ahold).
o	Abbe Luersman, Chief Human Resources Officer (currently Chief Human Resources Officer of Ahold).
●	Additional details can be found in the EGM convocation documents and related materials that have been published by Ahold and Delhaize on their respective websites at www.ahold.com and www.delhaizegroup.com, as well as on www.adcombined.com.

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26.	Some executives are receiving extraordinary remuneration in conjunction with the merger that shareholders will need to vote on. Why, who and how much?
●	The proposal submitted for approval to the Delhaize Group shareholders is the following: Frans Muller will be awarded an exceptional grant of Delhaize performance stock units valued at €1.5 million, which will vest in three years, subject to stringent performance criteria relating to shareholder value creation and completion of the merger (at which point, they will be exchanged for a number of similar Ahold Delhaize performance shares).
●	The proposal submitted for approval to the Ahold shareholders is the following: Each of the members of Ahold Delhaize’s Management Board and Executive Committee will also be granted a one-time recognition award of Ahold Delhaize performance shares equal to one year’s base salary (with the exception of Frans Muller’s grant, which will have a value equal to 150% of his one year base salary).
o	All of these awards, that are subject to shareholder approval, will vest subject to the performance of Ahold Delhaize, among other requirements.
o	A 5-year holding period will apply as from the date of the grant of the one-time recognition award performance shares.
o	Shareholder approval is required.
●	The proposed share incentives are a reflection of the critical role of each executive in the business and were put in place to ensure a successful completion and integration that will benefit both companies.
●	The executives being awarded these incentives are essentially performing two roles: ensuring the business continues to deliver results, while also leading complex integration workstreams.

27.	What is the “New Delhaize”? Will it be a new banner or is this just a change in legal structure?
●	“New Delhaize” or “Delhaize Le Lion / De Leeuw” will be a new legal structure that will assume the assets and liabilities of Delhaize operations in Belgium. This will facilitate the conduct of Delhaize’s retail operations in Belgium.
●	We believe it is preferable to conduct the Belgian business through a Belgian entity to permit a more straightforward connection with customers, associates, franchisees, suppliers and the authorities.

General

28.	What are the expected synergies and how confident are you that they will be realised?
●	The management teams of both Delhaize and Ahold are confident in achieving the announced run-rate synergies of €500 million by the end of Year 3 after closing, with 40% realized by the end of Year 1, 40% at the end of Year 2 and 20% at the end of Year 3.
●	Each company and their respective advisors assessed the synergy opportunity in each major category and both independently concluded that €500 million was achievable.
●	The cost of achieving these synergies is anticipated to be €350 million, with this investment expected to be front loaded.
●	There are three main sources of synergies: direct sourcing (50-60% of total), indirect sourcing (15-20% of total) and General & Administrative and Other (25-30% of total); in addition, the majority of total synergies are likely to be sourced from the U.S.

29.	Will the product offering change? Will sales practices change?
●	Ahold Delhaize banners will be able to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs.
●	From providing a broader selection in own-brand products to having a wider range of store formats, customers will have more and easier ways to shop, whether they are visiting stores or shopping online with pick-up points and home delivery, both in food and non-food.

30.	Will there be job terminations in the stores, warehouses (transfer of supply centres to the Netherlands), Delhaize Belgium HQ (rue Osseghem), Group Support Office (Anderlecht)?
●	It is too early to comment on specifics before a full integration plan has been put together.

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●	However, one thing we have determined already is that Delhaize stores in Belgium will continue to be supplied by the Delhaize distribution centres. There are currently no plans to change this.
●	For associates at Delhaize Belgium (stores, headquarters, distribution centres), nothing will change with respect to their day-to-day roles.
●	However, some associates in Group Support Offices may be impacted as we go through the integration and synergy capture process.

31.	Will associates need to sign a new contract?
●	No, upon close, Ahold Delhaize will assume all assets, liabilities and contractual obligations of Delhaize.

32.	Will Belgian suppliers or Belgian representatives of multinationals be “pushed aside”?
●	No. At this stage, there will be no immediate impact on the current Belgian suppliers of Delhaize.
●	In addition, Delhaize stores in Belgium will continue to be supplied by the Delhaize distribution centres. There are currently no plans to change this.

33.	Will public authorities have a Belgian or Dutch contact point?
●	Belgian public authorities will have a Belgian contact point for the Belgian activities of Ahold Delhaize (Delhaize le Lion/De Leeuw), which will remain headquartered in Brussels.

34.	What is the Ahold Foundation (Stichting Ahold Continuïteit)? Is it a majority shareholder?
●	The Ahold Foundation acts in the interests of Ahold, and thereby of Ahold’s stakeholders, including its shareholders. The purpose of the Ahold Foundation is to safeguard the interests of the company and all of its stakeholders. It is independent from the company.
●	The organisation has an option agreement with Ahold, which is designed to exercise influence in the event of a potential change of control.
●	This structure is common in the Netherlands; approximately 70% of AEX companies have such a structure.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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